

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 6, 2010

Via U.S. Mail and Facsimile to (615) 373-1947

Mr. Joseph F. Furlong, III
Chief Executive Officer
American Homepatient, Inc.
5200 Maryland Way, Suite 400
Brentwood, TN 37027

> **Re:** **American Homepatient, Inc.**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **Filed on November 16, 2009**
> **Response Letters Dated November 25, 2009 and December 9, 2009**
> **File No. 0-19532**

Dear Mr. Furlong:

We have reviewed your filing and response and have the following comments. In our comments we ask you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Critical Accounting Policies and Estimates, page 30

1.   We note your response to comment one in our letter dated November 13, 2009 stating that your one reporting unit passed step one of the goodwill impairment test performed on September 30, 2009 due to its negative carrying value. Please provide information for investors to assess the probability of a future material impairment charge, pursuant to Item 303(a)(3)(ii) of Regulation S-K. If you have determined that the estimated fair value of the reporting unit is not substantially in excess of the essentially zero carrying value, please provide the following disclosures in future filings:

    a.   State the percentage by which fair value exceeded the essentially zero carrying value as of the date of the most recent test;

    b.   Discuss the methods and key assumptions used, how the key assumptions were determined and the uncertainty associated with them, and;

    c.   Describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

    Alternatively, if you have determined that the estimated fair value substantially exceeds the essentially zero carrying value, please disclose this determination. Please provide us with your proposed future disclosures.

2.   We note that your reporting unit has a negative carrying value due to the $226.4 million debt which matured on August 1, 2009 but you have obtained a series of forbearance agreements in which the lenders agreed to not exercise any of their rights prior to January 16, 2010. We further note that Highland Capital Management, L.P. controls a majority of the debt as well as approximately 48% of your common stock. Discuss how the resolution to the debt maturity issue could impact your goodwill recoverability assessment in the interim period pursuant to ASC 350-20-35-30. Discuss if you reasonably expect that this uncertainty will have a material unfavorable impact on your results of operations and, if so, please provide disclosure in future filings for investors to assess the probability of a future material impairment charge, pursuant to Item 303(a)(3)(ii) of Regulation S-K.

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Closing Comments

As appropriate, please respond to the comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact John Archfield at (202) 551-3315 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services